Exhibit 99.1

Press Release

iKang Acquires 70% Share of WA Health Care to Offer Premium Medical Service to High-end Market in China

BEIJING, March 6, 2015 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), today announced that it has acquired a 70% equity interest in WA Centers HK Limited (“WA Health Care”). Established in 2010, WA Health Care, a provider of high-end medical services, operates two medical centers in prime locations in Shanghai and Beijing. Since its establishment, WA Health Care has brought to the China market world-leading physicians, researchers and scientists in the fields of anti-aging medicine, functional medicine and regenerative medicine. WA Health Care has been a leader in health care education and has been featured extensively in both the national and international media, resulting in a strong brand and reputation as a pioneering medical service provider to the high-end markets in Shanghai and Beijing.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented on the acquisition. “iKang’s mission is to advance preventive healthcare and improve the quality of life in China. In addition to the medical examination services we currently offer, we are constantly seeking solutions that will help people to live healthier and longer lives. Anti-aging and premier outpatient services are in great demand in China. By teaming up with WA Health Care, iKang is able to offer one-stop solutions for premium medical services in beautiful facilities to our high-net-worth customers and corporate clients in China.

Mr. Zhang added, “Sitting in the middle of several hectares of historical gardens in the heart of Shanghai, WA Health Care Center is a haven for patients to enjoy health and wellness, and provides the perfect home for our international team of world class physicians to deliver additional medical services on top of medical examination services to our customers and corporate clients. This 5-star medical center will integrate iKang Evergreen with WA Health Care as a true leader in high-end medical services in China. This is a very strategic acquisition for us, allowing iKang to accelerate its expansion and strengthen our market leadership position as the largest provider of preventive healthcare services in China.”

Dr. Shu Li, Ph.D., co-founder of WA Health Care, commented, “Over the past several years, WA Health Care has endeavored to bring the latest technologies and applications of anti-aging medicine and disease prevention to China. Environmental issues and lifestyle shifts in China have created a strong market demand for quality healthcare solutions, and we are very pleased to partner with iKang to provide such solutions. We are very excited about this partnership and we look forward to expanding the gold standard of healthcare services in China. We are confident that the partnership will create tremendous long-term value for our loyal customers and our shareholders.”

China eCapital has served as the exclusive financial advisor to WA Health Care in this transaction.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 12.3% of market share in terms of revenue in 2013.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2014, the Company delivered its services to approximately 2.7 million individuals across China.

As of March 6, 2015, iKang’s nationwide network consisted of 58 self-owned medical centers covering 16 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou and Shenyang, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 300 third-party service provider facilities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 6688

Email: IR@iKang.com

Website: www.ikanggroup.com

FleishmanHillard

Ruby Yim

Partner, Global Capital Markets

Email: ikang.ir@fleishman.com